Mail Stop 4561

June 3, 2008

Mr. Abdo H. Khoury
Chief Financial and Portfolio Officer
Nationwide Health Properties, Inc.
610 Newport Center Drive, Suite 1150
Newport Beach, CA 92660

      Re: **Nationwide Health Properties, Inc.**
              Form 10-K for the year ended December 31, 2007
              File No. 1-9028

Dear Mr. Khoury:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Properties, pages 5 to 9

1. We note your disclosure which indicates that you present NOI on a per property basis because it effectively presents your portfolio on a "net" rent basis. Please tell us and disclose further information as to how management uses this information and why this information is considered meaningful to investors. Additionally, please tell us why net operating income of $285 million from total owned facilities on page 9 does not equal the $299 million net operating income amount which is used in your reconciliation to net income.

2. In future filings, please include disclosure of a year to year comparison of the average rents for your properties. In addition, please provide lease expiration data and disclose prior periods' occupancy rates when disclosing current occupancy rates.

Subsequent Events (Unaudited), page 87

3. We note that you have entered into an agreement during February 2008 to acquire up to 18 medical office buildings for approximately $748 million. Additionally, we note that you filed an Item 1.01 Form 8-K on February 25, 2008 related to this acquisition agreement. Please tell us what consideration was made toward providing financal statements and pro forma financial information within a Form 8-K filing for these interests to be acquired.

Exhibit 31.1 and 31.2

4. We note that you have made modifications to the exact form of the required certifications including the replacement of the word "report" with "annual report" in paragraphs 2, 3 and 4. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Schedule 14A Filed March 14, 2008

Compensation Discussion and Analysis

5. We note the reference to your use of a peer group in determining compensation for your officers. In future filings, please revise to discuss how you utilized the peer group. Disclose any benchmarks used from the peer group.

6. We note the disclosure that the targets used in your bonus and incentive compensation for 2007 are confidential. Considering your financial results for 2007 are disclosed, it is not clear how disclosure of the targets in 2007 would cause competitive harm for the company. Please advise. Otherwise, in subsequent filings, please discuss specific targets or formulas used to determine the level of bonuses and incentives paid to your officers.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or Tom Kluck, Branch Chief, at (202) 551-3785 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief